Filed by IAC/InterActiveCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IAC/InterActiveCorp
Commission File No.: 000-20570
Subject Company: Match Group, Inc.
Commission File No.: 001-37636
Date: February 6, 2020

The following statements are excerpts from a transcript of the Q4 IAC/InterActiveCorp and ANGI Homeservices Inc. earnings conference call, held on February 5, 2020.

Joseph M. Levin - IAC/InterActiveCorp - CEO & Director

Thanks, Glenn. Thanks, everybody, for joining us on what we know to be a very busy morning. This is the first call in IAC's 25th year under current management and a really great place to start 2020. This is yet another big reset for IAC. I think since I've been here, we probably had about 4 of these. And right now, we're on the verge of separating from Match Group, which is the bulk of our current enterprise value and cash flow, which is a little bit daunting, but exciting because we're going to become a much smaller company again, which means we're going to focus on building.

We're going to focus on building new businesses and new categories. And we love this stage of the business. Wouldn't be possible without the support of the 8,600 employees now across all of IAC. So I want to thank everybody for great year in 2019 and an exciting outlook going forward in 2020. In particular, there's one employee I want to thank, which is Mandy Ginsberg for her leadership over these last few years at Match Group, and an unbelievable run, and a seamless transition to Shar Dubey, who has been an incredible leader at Match throughout her tenure at the company and is, I think, going to do a fabulous job at the top.

So that's the exciting news, and let's switch to the questions now. Operator, we'll take the first question.

Glenn Howard Schiffman - IAC/InterActiveCorp - Executive VP & CFO

In terms of Match next steps, we should file the S-4 at some point next week, and then that has to navigate through the SEC. We have to wait – we have to get comments and react to the comments post that. When it gets cleared, we mail it -- we have to mail it to our shareholders and the Match shareholders, then there'll be a shareholder vote. And then there'll be an averaging period for all the calculations embedded in, of course, the exchange and the merger. So we still continue to believe the end of the second quarter, probably the end of June, is the best estimate for when all these will be done by.

And then in the exchange ratio, I think there's a couple of things embedded in that. I think your question related to 2 of -- 2 mechanics as it relates to the merger. One, how many shares we -- IAC give up to Match in exchange for the net liabilities that Match assumes. And we announced in December in the deck, and I'll refer you to that deck, I think when you went through all the calculations and all the puts and takes that we laid out in the appendix, I think IAC was distributing 2.35 shares, of Match shares to the IAC shareholders. Given the movement in the stock prices, I think we're now at 2.36. The numerator in that calculation tends to move with the denominator. So we don't see that moving a lot. As it relates to the exchangeables, specifically in the appendix, we laid out how the exchangeables move to Match. And these instruments will be converted from IAC to Match based on the relative market values of new IAC and new Match at closing.

So for example, our exchangeable that's due in 2030, once you include obviously all the adjustments that I talked about as well as the adjustments associated with the call spread, that instrument currently converts into IAC shares at $457 per share. And again, this is a representative calculation that will be done at the time of spin. But right now, we estimate that instrument will convert into Match shares at $140 per share.

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No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”) and Match Group, Inc. (“Match”). In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the SEC, including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the proxy statement/prospectus and other reports that IAC and Match have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies’ relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies’ ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies’ international operations and acquisitions; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the transaction agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the ability of the parties to successfully consummate the financing transactions contemplated to be completed in connection with the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including, once filed, the proxy statement/prospectus

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